UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MERIDIAN BIOSCIENCE, INC.

(Exact Name of Registrant as Specified in Charter)

Ohio	0-14902	31-0888197
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3471 River Hills Drive Cincinnati, Ohio		45244
(Address of principal executive offices)		(Zip Code)

Bryan T. Baldasare (513) 271-3700

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________.

SECTION 1. CONFLICT MINERALS DISCLOSURE

Item 1.01.	Conflict Minerals Disclosure and Report.

Meridian Bioscience, Inc. (“Meridian” or “the Company”) evaluated its products during the calendar year ended December 31, 2020 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum and/or gold. As a result, Meridian has filed a Conflict Minerals Report (“CMR”). A copy of Meridian’s CMR is furnished as Exhibit 1.01 to this Form SD and incorporated by reference. Copies of Meridian’s Form SD and CMR are also available at the Meridian corporate website: www.meridianbioscience.com.

SECTION 2. EXHIBITS

Item 2.01.	Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERIDIAN BIOSCIENCE, INC.

Date: May 27, 2021	By:	/s/ Bryan T. Baldasare
Bryan T. Baldasare Executive Vice President and Chief Financial Officer